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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                               (AMENDMENT NO. 1)


                             GIANT INDUSTRIES, INC.
                                (NAME OF ISSUER)

                             GIANT INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  374508 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                JAMES E. ACRIDGE
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                             GIANT INDUSTRIES, INC.
                          23733 NORTH SCOTTSDALE ROAD
                           SCOTTSDALE, ARIZONA 85255
                                 (480) 585-8888
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                            KAREN C. MCCONNELL, ESQ.
                             AUDREY V. DORCH, ESQ.
                             FENNEMORE CRAIG, P.C.
                     3003 NORTH CENTRAL AVENUE, SUITE 2600
                             PHOENIX, ARIZONA 85012
                                 (602) 916-5000

                               DECEMBER 21, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION                AMOUNT OF FILING FEE
---------------------                --------------------
     $12,000,000(1)                         $2,400(2)

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(1) For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,333,333 shares of common stock of Giant Industries, Inc. at $9.00 per share.

(2) The amount of the filing fee equals 1/50th of one percent of the value of the securities to be acquired.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



AMOUNT PREVIOUSLY PAID:            $2,400   FILING PARTY:   Giant Industries, Inc.
FORM OR REGISTRATION NO.:  Schedule 13E-4   DATE FILED:          December 21, 1999


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     This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated December 21, 1999 relating to the tender offer by Giant Industries, Inc., a Delaware corporation (the "Company"), to purchase up to 1,333,333 shares of the Company's Common Stock, par value $.01 per share (the "Shares") at a price, net to the seller in cash, of $9.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to the Statement. Capitalized terms used herein but not defined herein shall have the meaning assigned to such term in the Offer to Purchase.



ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.



     Item 6 is hereby supplemented, amended and clarified as follows:



     Fidelity Management Trust Company acts as the trustee of the Company's 401(k) Plan, will receive instructions from 401(k) Plan participants regarding the Offer, and may contact participants in such plan by mail, telephone, telex, telegraph and personal interviews regarding the Offer. Pursuant to its arrangements with the Company to act as trustee of the Company's 401(k) Plan, Fidelity Management Trust Company receives reasonable and customary compensation for its services and is reimbursed for certain out-of-pocket expenses. Under those arrangements, no separate fee is payable to Fidelity Management Trust Company in connection with the Offer. Management Information Services will not be acting as Fidelity Management Trust Company's agent in connection with the Offer, and all references in the Offer to Management Information Services will be deemed stricken.



ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.



     Item 9 is hereby amended to replace the former Exhibit (a)(9), "Form of Letter to Participants in the Company's 401(k) Plan whose accounts are invested in the Company's common stock fund," with an amended form of letter that eliminates references to Management Information Services. A new Exhibit (a)(9) is enclosed with this Amendment No. 1 as follows:



     (a)(9) Form of Letter to Participants in the Company's 401(k) plan whose accounts are invested in the Company's common stock fund.

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                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                          GIANT INDUSTRIES, INC.



                                          By: /s/ James E. Acridge


                                            ------------------------------------


                                            James E. Acridge


                                            Chief Executive Officer and
                                              President



Date: December 28, 1999


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                               INDEX TO EXHIBITS



(a)(9) Form of Letter to Participants in the Company's 401(k) plan whose accounts are invested in the Company's common stock fund.


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